UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2026

Yizhen Zhao
President and Principal Executive Officer
Ark7 Properties Advance LLC
1 Ferry Building, Ste 201
San Francisco, CA 94111

**Re: Ark7 Properties Advance LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 9
Filed May 26, 2026
File No. 024-12443**

Dear Yizhen Zhao:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 9 to Offering Statement on Form 1-A
General

1. It appears that your latest Series #UZMTK offering closed on February 19, 2026 and that you are now seeking to add additional securities to this offering statement. Given your offering appears to have terminated on February 19, 2026, please provide us with your analysis regarding whether your inclusion of an additional series at this stage should be considered a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A and not an impermissible delayed offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 or Ruairi James Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lynn Yang, Esq